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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*
                         CardioTech International, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)
                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)
                                   14160C-10-0
      ---------------------------------------------------------------------
                                 (CUSIP NUMBER)
                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-2400
-------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                 *********, 2000
      ---------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------------------------------------------------------------------

          1.   NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

               DRESDNER KLEINWORT BENSON PRIVATE EQUITY PARTNERS LP
               13-3949246
-------------------------------------------------------------------------------

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
               INSTRUCTIONS)

                  (a)

                  (b)     X

-------------------------------------------------------------------------------
          3.   SEC USE ONLY
-------------------------------------------------------------------------------

          4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)      WC
-------------------------------------------------------------------------------

          5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION     DELAWARE
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY         7.      SOLE VOTING POWER          1,782,604
OWNED BY EACH
REPORTING PERSON
WITH:
-------------------------------------------------------------------------------

                     8.      SHARED VOTING POWER        0
-------------------------------------------------------------------------------

                     9.      SOLE DISPOSITIVE POWER     1,782,604
-------------------------------------------------------------------------------

                     10.     SHARED DISPOSITIVE POWER   0
-------------------------------------------------------------------------------

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,782,604
-------------------------------------------------------------------------------

          12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     21.1%
-------------------------------------------------------------------------------

          14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   PN

Dresdner Kleinwort Benson Private Equity Partners LP (hereinafter referred to as "DKBPEP") hereby amends its statement on Schedule 13D, filed as of November 23, 1998 and amended as of September 24, 1999, relating to (i) the 7% Convertible Senior Secured Note (together with notes received as pay-in-kind interest, the "Notes") due March 31, 2003 issued by CardioTech International, Inc. ("CardioTech" or the "Issuer") and (ii) the Series A Preferred Stock issued by CardioTech (including the additional conversion rights thereunder as a result of accrued but unpaid dividends), (the "Preferred Shares"), as set forth below.


ITEM 2. IDENTITY AND BACKGROUND.

Schedule A is hereby amended in its entirety by replacing it with the attached Schedule A.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding the following paragraph at the end thereto:

     "Since September 24, 1999 (the date with respect to which DKBPEP filed its latest amendment to its 13D regarding its investment in CardioTech) DKBPEP has filed Form 4s with the Securities and Exchange Commission (the "SEC") relating to securities acquired through 1) "Pay-in-kind" interest on the outstanding Notes and 2) dividends on the Preferred Shares.

     In addition to the aforementioned, DKBPEP has converted all of its Preferred Shares into shares of Common Stock of the Company."

ITEM 4.   PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended by adding the following at the end of the first paragraph thereto:

     "DKBPEP has sold shares of Common Stock received from the conversion of Preferred Shares pursuant to Rule 144 of the Securities Act of 1933, as amended. DKBPEP may continue to sell such shares of Common Stock pursuant to Rule 144 depending on market conditions."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended by replacing subsection (a) with the following:

         (a) DKBPEP currently owns 261,123 shares of Common Stock of the Issuer. Upon conversion of the Note, the Additional Notes issued as of September 24, 1999, and accrued interest thereon, subject to the receipt of applicable regulatory approvals, DKBPEP would acquire 18.0% of the issued and outstanding shares of Common Stock (determined after giving effect to the conversion).



ITEM 7.   MATERIAL TO BE FILED IN EXHIBITS

Item 7 is hereby amended by adding the following paragraph to the end thereto:

                                                   SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2000

DRESDNER KLEINWORT BENSON
PRIVATE EQUITY PARTNERS LP

    By: DRESDNER KLEINWORT BENSON
    PRIVATE EQUITY MANAGERS LLC,
    its general partner






    By: /s/ Jonathan Walker                     By: /s/ Christopher Hammond
       ------------------------                    ----------------------------
    Name:   Jonathan Walker                     Name:   Christopher Hammond
    Title:  Authorized Signatory                Title:  Vice President

                                                                      SCHEDULE A



ITEM 1.  INFORMATION FOR OFFICERS AND DIRECTORS



                                     DKBPEM

                               EXECUTIVE OFFICERS

         PERSON                                      TITLE

         Christopher Wright                 Investment Partner and Board Member
         Jonathan Walker                    Investment Partner and Board Member
         Iain Leigh                         Investment Partner and Board Member
         Richard H. Wolf                    Investment Partner
         Alexander Coleman                  Investment Partner
         George Fugelsang                   Board Member





All officers and advisory board members of DKBPEM have the same address: 75 Wall Street, New York, NY 10005-2889.

                                                                      SCHEDULE A



                              DIRECTORS & OFFICERS
                              --------------------
               KLEINWORT BENSON GENERAL INVESTMENT COMPANY LIMITED

NAME                      EMPLOYMENT                    ADDRESS                 CITIZENSHIP     POSITION
---------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN      Kleinwort Benson Limited      20 Fenchurch Street     British         Director
                                                        London EC3P 3DB
---------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT   Kleinwort Benson Limited      20 Fenchurch Street     British         Director
                                                        London EC3P 3DB
---------------------------------------------------------------------------------------------------------------
Stephen John LOWE         Kleinwort Benson Limited      20 Fenchurch Street     British         Director
                                                        London EC3P 3DB
---------------------------------------------------------------------------------------------------------------
Malcolm Francis WILLIAMS  Kleinwort Benson Limited      20 Fenchurch Street     British         Director
                                                        London EC3P 3DB
---------------------------------------------------------------------------------------------------------------
Andrew John WHITE         Kleinwort Benson Limited      20 Fenchurch Street     British         Director
                                                        London EC3P 3DB
---------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A


                              DIRECTORS & OFFICERS
                              --------------------
                           KLEINWORT BENSON LIMITED

NAME                                EMPLOYMENT                   ADDRESS                     CITIZENSHIP     POSITION
--------------------------------------------------------------------------------------------------------------------------------
Konstantin Graf Von Schweinitz      Kleinwort Benson Limited     20 Fenchurch Street         German          Director & COO
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Richard Philip Matthew ARMSTRONG    Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Patrick Joseph DALEY                Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Alexander David FORRESTER           Kleinwort Benson Limited     20 Fenchurch Street         British          Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN                Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT             Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE                   Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Keith Roy PALMER                    Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
John Howard PATTINSON               Kleinwort Benson Limited     20 Fenchurch Street         German          Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

--------------------------------------------------------------------------------------------------------------------------------
Timothy Anthony SHACKLOCK           Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------
Alan Colin Drake YARROW             Kleinwort Benson Limited     20 Fenchurch Street         British         Director
                                                                 London EC3P 3DB
--------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A


                              DIRECTORS & OFFICERS
                              --------------------
                           KLEINWORT BENSON GROUP LTD

NAME                            EMPLOYMENT                      ADDRESS                      CITIZENSHIP     POSITION
-------------------------------------------------------------------------------------------------------------------------------
Paul Richard FREEMAN            Kleinwort Benson Limited        20 Fenchurch Street          British         Director
                                                                London EC3P 3DB
-------------------------------------------------------------------------------------------------------------------------------
Peter Leonard LONGCROFT         Kleinwort Benson Limited        20 Fenchurch Street          British         Director &
                                                                London EC3P 3DB                              Secretary
-------------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE               Kleinwort Benson Limited        20 Fenchurch Street          British         Director
                                                                London EC3P 3DB
-------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                          DRESDNER INVESTMENTS (UK) PLC

NAME                         EMPLOYMENT                    ADDRESS                   CITIZENSHIP        POSITION
---------------------------------------------------------------------------------------------------------------------------
Stephen John LOWE            Kleinwort Benson Limited      20 Fenchurch Street       British            Director &
                                                           London EC3P 3DB                              Secretary
---------------------------------------------------------------------------------------------------------------------------
Achilles Othon MACRIS        Kleinwort Benson Limited      20 Fenchurch Street       USA                Director
                                                           London EC3P 3DB
---------------------------------------------------------------------------------------------------------------------------
John Howard PATTINSON        Kleinwort Benson Limited      20 Fenchurch Street       German             Director
                                                           London EC3P 3DB
---------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                          INVERESK STOCKHOLDERS LIMITED

NAME                         EMPLOYMENT                         ADDRESS                     CITIZENSHIP     POSITION
-------------------------------------------------------------------------------------------------------------------------------
Stephen John Brooks          Kleinwort Benson Limited           20 Fenchurch Street         British         Director
                                                                London EC3P 3DB
-------------------------------------------------------------------------------------------------------------------------------
Paul Richard Freeman         Kleinwort Benson Limited           20 Fenchurch Street         British         Director
                                                                London EC3P 3DB
-------------------------------------------------------------------------------------------------------------------------------
Peter Leonard Longcroft      Kleinwort Benson Limited           20 Fenchurch Street         British         Director &
                                                                London EC3P 3DB                             Secretary
-------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                              DIRECTORS & OFFICERS
                              --------------------
                       ZENON BETEILIGUNGSGESELLSCHAFT GMBH

NAME                    EMPLOYMENT                 ADDRESS                              CITIZENSHIP        POSITION
---------------------------------------------------------------------------------------------------------------------------
Wolfgang Kolb           Dresdner Bank AG           Juergen-Ponto-Platz 1                German             Director
                                                   D-60301 Frankfurt am Main
                                                   Germany
---------------------------------------------------------------------------------------------------------------------------
Manfred SCHAUDWET       Dresdner Bank AG           Juergen-Ponto-Platz 1                German             Director
                                                   D-60301 Frankfurt am Main
                                                   Germany
---------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

                        MEMBERS OF THE SUPERVISORY BOARD
                        --------------------------------
                                DRESDNER BANK AG

NAME                      EMPLOYMENT                          ADDRESS                   CITIZENSHIP   POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Alfons Titzrath       Dresdner Bank AG                    Koenigsallee 37           German        Chairman of the Supervisory
                                                              40002 Duesseldorf                       Board
                                                              Germany
-----------------------------------------------------------------------------------------------------------------------------------
Klaus Carlin              Trade Union HBV                     Kanzlerstrasse 8          German        Member of the Executive
                                                              40472 Duesseldorf                       Board
                                                              Germany
-----------------------------------------------------------------------------------------------------------------------------------
Meinhard Carstensen       Dresdner Bank AG                    Jungfernstieg 22          German        Member of the Supervisory
                                                              20349 Hamburg                           Board
                                                              Germany
-----------------------------------------------------------------------------------------------------------------------------------
Reinhard Droenner         Federal Executive Board of Trade    Johannes-Brahms-Platz 1   German        Head of Section Banks and
                          Union DAG                           20355 Hamburg                           Savings Banks
                                                              Germany
-----------------------------------------------------------------------------------------------------------------------------------
Claudia Eggert-Lehmann    Dresdner Bank AG                    Postfach 41 41            German        Member of the Supervisory
                                                              58041 Hagen                             Board
                                                              Germany
-----------------------------------------------------------------------------------------------------------------------------------
Bernhard Enseling         Dresdner Bank AG                    Kaiserstrasse 48,         German        Member of the Supervisory
                                                              2. OG                                   Board
                                                              60301 Frankfurt am Main
                                                              Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Martin Fruehauf       Aventis S.A.                        Postfach 80 03 20         German        Deputy Chairman of the
                                                              65926 Frankfurt am Main                 Supervisory Board
                                                              Germany
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
Peter Haimerl                   Dresdner Bank AG                  Promenadeplatz 7            German   Member of the Supervisory
                                                                  80273 Munich                         Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Manfred Karsten                 Oldenburgische Landesbank AG      Bahnhofstrasse 2            German   Member of the Supervisory
                                                                  26122 Oldenburg                      Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Ainis Kibermanis                Dresdner Bank AG                  Taunusstrasse 40-42, 1. OG  German   Member of the Supervisory
                                                                  60329 Frankfurt am Main              Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Bernd Kriegeskorte              Dresdner Bank AG                  Promenadeplatz 7            German   Member of the Supervisory
                                                                  80273 Munich                         Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. rer. pol. Heinz Kriwet      Thyssen Krupp AG                  August-Thyssen-Strasse 1    German   Chairman of the Supervisory
                                                                  40211 Duesseldorf                    Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Edward G. Krubasik          Siemens AG                        Wittelsbacherplatz 2        German   Member of the Managing
                                                                  80312 Munich                         Board of Directors
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Dietmar Kuhnt          RWE AG                            Postfach 10 30 61           German   Chairman of the Managing
                                                                  45030 Essen                          Board of Directors
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Michel Pebereau                 Banque Nationale de Paris S.A.    16, Boulevard des Italiens  French   President, General Director
                                                                  F-75450 Paris
                                                                  France
-----------------------------------------------------------------------------------------------------------------------------------
Bernd Pischetsrieder            Bayerische Motoren Werke AG                                   German   Former Chairman of the
                                                                                                       Board of Managing Directors

-----------------------------------------------------------------------------------------------------------------------------------
Dipl.-Kfm. Uwe Plucinski        Dresdner Bank AG                  Jungfernstieg 22            German   Deputy Chairman of the
                                                                  20349 Hamburg                        Supervisory Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
Sultan Salam                    Dresdner Bank AG                  Kaiserstrasse 63, 7. OG     German   Member of the Supervisory
                                                                  60329 Frankfurt am Main              Board
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Hans-Juergen Schinzler      Muenchener                        Koeniginstrasse 107         German   Chairman of the Board of
                                Rueckversicherungs-Gesellschaft   80802 Munich                         Managing Directors
                                                                  Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. jur. Hennig Schulte-Noelle  Allianz AG                        Koeniginstrasse 28          German   Chairman of the Board of
                                                                  80802 Munich                         Managing Directors
                                                                  Germany
------------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A


                   MEMBERS OF THE BOARD OF MANAGING DIRECTORS
                   ------------------------------------------
                                DRESDNER BANK AG

                               AS OF JULY 1, 1999

NAME                            EMPLOYMENT              ADDRESS                       CITIZENSHIP     POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Bernd Fahrholz              Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Chairman of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------
Leonhard H. Fischer             Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Deputy Member of the Board
                                                        60301 Frankfurt am Main                       of Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Joachim v. Harbou           Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------
Gerd Haeusler                   Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------
Prof. Dr. Ernst-Moritz Lipp     Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SCHEDULE A

-----------------------------------------------------------------------------------------------------------------------------------
Dr. Horst Mueller               Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------
Heinz-Joerg Platzek             Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Bernd W. Voss               Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Andreas Georgi              Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------

Joachim Maedler                 Dresdner Bank AG        Juergen-Ponto-Platz 1         German          Member of the Board of
                                                        60301 Frankfurt am Main                       Managing Directors
                                                        Germany
-----------------------------------------------------------------------------------------------------------------------------------